Filed Pursuant to Rule 424(b)(2)
Registration No. 333-143867

Calculation of the Registration Fee

	Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities Offered	Offering Price	Fee (1)
4.750% Senior Notes Due January 30, 2020	$500,000,000	$27,900
5.750% Senior Notes Due January 30, 2040	$250,000,000	$13,950

(1) Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. The total amount registration fee due for this offering is $41,850.

PROSPECTUS SUPPLEMENT

(To prospectus dated June 19, 2007)

$750,000,000

Quest Diagnostics Incorporated
$500,000,000 4.750% Senior Notes due 2020
$250,000,000 5.750% Senior Notes due 2040

We will pay interest on the notes on January 30 and July 30 of each year, beginning July 30, 2010. The notes due 2020 will mature on January 30, 2020. The notes due 2040 will mature on January 30, 2040. We may redeem some or all of the notes of either series at any time at the applicable redemption price described in this prospectus supplement.

The notes will be senior unsecured obligations of ours and will rank equally with our other existing and future senior unsecured obligations. The notes will be guaranteed by certain of our domestic wholly owned subsidiaries. Each guarantee will be a senior unsecured obligation of the subsidiary guarantor issuing such guarantee and will rank equally with other existing and future senior unsecured obligations of such subsidiary guarantor. The notes will be issued only in registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Investing in the notes involves risks that are described in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, each of which is incorporated by reference into this prospectus supplement, and in the “Risk Factors” section beginning on page S-7 of this prospectus supplement.

	Per Note due 2020	Total	Per Note due 2040	Total
Public offering price (1)	98.491%	$492,455,000	97.228%	$243,070,000
Underwriting discount	0.650%	$3,250,000	0.875%	$2,187,500
Proceeds, before expenses, to us	97.841%	$489,205,000	96.353%	$240,882,500

(1)	Plus accrued interest from November 17, 2009, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about November 17, 2009.

Joint Book-Running Managers

BofA Merrill Lynch	Morgan Stanley	RBS	Wells Fargo Securities

Co-Managers

Barclays Capital	CALYON	J.P. Morgan
Mitsubishi UFJ Securities		U.S. Bancorp Investments, Inc.

The date of this prospectus supplement is November 12, 2009.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, cash flows, results of operations and prospects may have changed since these dates.

References to “we,” “us,” “our,” “Quest Diagnostics” and “our company” are to Quest Diagnostics Incorporated and its consolidated subsidiaries unless otherwise specified or the context otherwise requires.

i

SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus supplement and may not contain all of the information that is important to you. You should carefully read this prospectus supplement and the accompanying prospectus in their entirety, including the documents incorporated by reference.

Our Company

We are the world’s leading provider of diagnostic testing, information and services, providing insights that enable patients, physicians and others to make decisions to improve health. We offer U.S. patients and physicians the broadest access to diagnostic testing services through our nationwide network of laboratories and company-owned patient service centers. We provide interpretive consultation through the largest medical and scientific staff in the industry, with approximately 900 M.D.s and Ph.D.s, primarily located in the United States. We are the leading provider of clinical testing, including gene-based and other esoteric testing, anatomic pathology services and testing for drugs-of-abuse, and the leading provider of risk assessment services for the life insurance industry. We are also a leading provider of testing for clinical trials. Our diagnostics products business manufactures and markets diagnostic test kits and specialized point-of-care testing. We empower healthcare organizations and clinicians with robust information technology solutions.

During 2008, we generated net revenues of $7.2 billion and processed approximately 150 million requisitions for testing. Each requisition form accompanies a patient specimen, indicating the tests to be performed and the party to be billed for the tests. Our customers include patients, physicians, hospitals, employers, governmental institutions and other commercial clinical laboratories.

Our principal executive offices are located at Three Giralda Farms, Madison, New Jersey 07940, telephone number: (973) 520-2700.

Recent Developments

We commenced a cash tender offer on November 12, 2009 to purchase any and all of our outstanding 5.125% Senior Notes due 2010 and 7.50% Senior Notes due 2011. We intend to use a portion of the net proceeds of this offering to purchase any notes tendered in our concurrent tender offer. See “Use of Proceeds.” The closing of this offering of notes is not contingent on the consummation of the tender offer or the purchase of any of our outstanding notes in connection therewith. However, the consummation of the tender offer will be conditioned upon the closing of this offering of notes and other conditions described in the offer to purchase and letter of transmittal relating to the tender offer.

The Offering

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of Notes” in this prospectus supplement and “Description of Senior Debt Securities and Guarantees of Senior Debt Securities” in the accompanying prospectus.

Issuer	Quest Diagnostics Incorporated.
Notes Offered	$500,000,000 aggregate principal amount of 4.750% senior notes due 2020.
$250,000,000 aggregate principal amount of 5.750% senior notes due 2040.
Maturities	4.750% senior notes due 2020: January 30, 2020
5.750% senior notes due 2040: January 30, 2040
Interest Payment Dates	January 30 and July 30, beginning July 30, 2010.
Guarantees	The notes will be fully and unconditionally guaranteed, jointly and severally, by certain of our domestic wholly owned subsidiaries.
Ranking

The notes will be senior unsecured obligations of ours and will rank equally with our other existing and future senior unsecured obligations. Each guarantee will be a senior unsecured obligation of the subsidiary guarantor issuing such guarantee and will rank equally with other existing and future senior unsecured obligations of such subsidiary guarantor. The notes and the guarantees will be structurally subordinated to all liabilities of our subsidiaries that are not guarantors. The notes and the guarantees will also effectively be subordinated to any existing and future secured obligations of ours or our subsidiary guarantors as to the assets securing such obligations.

As of September 30, 2009, after giving effect to this offering and the anticipated use of the net proceeds therefrom and assuming the tender of all the notes in our concurrent tender offer (as if all of the foregoing had occurred on that date):

• we and our subsidiary guarantors would have had total debt outstanding of $3.1 billion, of which $7 million is secured; and
• our subsidiaries that are not guarantors would have had debt outstanding of $114 million, of which $100 million was incurred under our secured receivables credit facility.
For more information, see “—Recent Developments” and “Description of Notes.”
Optional Redemption

We may redeem some or all of the notes of either series, at any time, at the applicable redemption price described in this prospectus supplement. For a more detailed description, see “Description of Notes—Optional Redemption.”

Repurchase Upon a Change of Control

Upon the occurrence of a Change of Control Triggering Event (as defined in this prospectus supplement), we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. See “Description of Notes—Change of Control.”

Covenants	The indenture governing the notes will contain covenants that, among other things, will limit our ability and/or the ability of our restricted subsidiaries to:
	•	create certain liens;
	•	enter into certain sale and leaseback transactions;
	•	consolidate, merge or transfer all or substantially all of our assets; and
	•	incur indebtedness of non-guarantor subsidiaries.
These covenants are subject to important exceptions and qualifications, which are described in this prospectus supplement. For a more detailed description, see “Description of Notes.”
Use of Proceeds

We estimate that the net proceeds from this offering of notes after deducting underwriting discounts but before deducting other expenses of the offering will be approximately $730 million. We intend to use these net proceeds to purchase any notes tendered in our concurrent tender offer, to repay amounts due in September 2011 and December 2011 under our term loan due May 2012, to fund a potential cash acquisition in its entirety and for general corporate purposes, including other aquisitions, capital expenditures, share repurchases and repayment of other indebtedness. See “Use of Proceeds.”

Conflict of Interest

As described above, we intend to use a portion of the net proceeds of this offering to repay amortizing maturities due in September 2011 and December 2011 under our term loan due May 2012 and to purchase notes tendered in our concurrent tender offer. Certain of the underwriters and/or their affiliates may be lenders under our term loan due May 2012 and/or holders of any notes tendered in our concurrent tender offer, and may therefore receive more than 5% of the net proceeds of this offering. Therefore, one or more of the underwriters may be deemed to have a “conflict of interest” with us within the meaning of NASD Conduct Rule 2720 (“Rule 2720”) of the Financial Industry Regulatory Authority, Inc. Accordingly, this offering will be conducted in accordance with Rule 2720. See “Underwriting—Conflict of Interest.”

Risk Factors

See “Risk Factors” and the other information in this prospectus supplement and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, each of which is incorporated by reference into this prospectus supplement, for a discussion of factors you should carefully consider before deciding to invest in the notes.

Concurrent Tender Offer

We commenced a cash tender offer on November 12, 2009 to purchase any and all of our outstanding 5.125% Senior Notes due 2010 and 7.50% Senior Notes due 2011. The closing of this offering of notes is not contingent on the consummation of the tender offer or the purchase of any of our outstanding notes in connection therewith. However, the consummation of the tender offer will be conditioned upon the closing of this offering of notes and other conditions described in the offer to purchase and letter of transmittal relating to the tender offer.

Summary Financial Data

The following table presents summary historical financial data at the dates and for each of the periods presented. We derived the summary historical financial data at December 31, 2008 from our audited consolidated balance sheet at December 31, 2008. We derived the summary historical financial data at September 30, 2009 and for the nine months ended September 30, 2009 and 2008 from our unaudited interim consolidated financial statements incorporated by reference herein, which reflect all adjustments that, in our opinion, are necessary for a fair statement of the financial condition and results of operations at and for the periods presented. The unaudited interim consolidated financial statements have been compiled without audit and are subject to year-end adjustments. Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year.

The summary historical financial data presented below is only a summary and should be read together with our consolidated financial statements and related notes and management’s discussion and analysis of financial condition and results of operations included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 and our Annual Report on Form 10-K for the year ended December 31, 2008, each of which is incorporated by reference into this prospectus supplement.

	Nine Months Ended September 30,
	2009		2008
	(in thousands)
Operations Data:
Net revenues	$5,606,970		$5,449,141	(a)
Operating income	1,028,718	(b)	905,319	(a)
Income from continuing operations	576,700	(b),(d)	486,072	(c)
Loss from discontinued operations, net of taxes	(1,040)		(50,911	)(e)
Net income	575,660		435,161
Less: Net income attributable to noncontrolling interests	28,139		23,484
Net income attributable to Quest Diagnostics	547,521		411,677
Amounts attributable to Quest Diagnostics’ stockholders:
Income from continuing operations	$548,561		$462,588
Loss from discontinued operations, net of taxes	(1,040)		(50,911)

Net income	$547,521		$411,677

Other Data:
Net cash provided by operating activities	$637,099	(f)	$700,127
Net cash used in investing activities	$(140,193)		$(116,483)
Net cash used in financing activities	$(503,819)		$(464,559)
Provision for doubtful accounts	$249,332		$248,002
Rent expense	$139,165		$142,505
Capital expenditures	$117,033		$140,161
Depreciation and amortization	$193,662		$198,828

	At September 30, 2009	At December 31, 2008
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$247,033	$253,946
Accounts receivable, net	$888,288	$832,873
Goodwill, net	$5,090,776	$5,054,926
Total assets	$8,365,725	$8,403,830
Long-term debt	$2,877,734	$3,078,089
Total debt	$2,981,606	$3,083,231
Quest Diagnostics stockholders’ equity	$3,912,766	$3,604,896
Noncontrolling interests	$25,341	$20,238
Total stockholders’ equity	$3,938,107	$3,625,134

(a)	Management estimates that hurricanes in the third quarter of 2008 adversely impacted net revenues and operating income by approximately $10 million and $8 million, respectively.

(b)	Includes a pre-tax gain of $15.5 million associated with an insurance settlement for storm-related losses.

(c)	Includes a pre-tax charge of $8.9 million associated with the write-down of an equity investment.

(d)

Includes a pre-tax charge of $7.0 million related to the write-off of an investment and pre-tax charges of $7.6 million related to the early extinguishment of debt, primarily related to the June 2009 debt tender.

(e)	Includes pre-tax charges of $73 million related to the government investigation of NID.

(f)

Includes second quarter 2009 payments totaling $308 million associated with the final settlement agreement with respect to the federal government’s investigation with respect to NID, a test kit subsidiary voluntarily closed in 2006.

RISK FACTORS

You should carefully consider the risks described below and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, each of which is incorporated by reference into this prospectus supplement, before making a decision to invest in our notes. The risks and uncertainties described below and in the documents incorporated by reference are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially adversely affect our business and operations.

If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, you may lose all or part of your original investment.

Our outstanding debt may impair our financial and operating flexibility.

As of September 30, 2009, after giving effect to this offering and the anticipated use of the net proceeds therefrom and assuming the tender of all the notes in our concurrent tender offer (as if all of the foregoing had occurred on that date), we would have had approximately $3.2 billion of debt outstanding, with $750 million of available capacity under our senior unsecured revolving credit facility and $400 million of available capacity under our secured receivables credit facility which matures on December 11, 2009. Except for outstanding letters of credit, bank guarantees and operating leases, we do not have any off-balance sheet financing arrangements in place or available. See Note 9 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2008 and Note 5 to our Interim Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 for further details related to our outstanding debt. See Note 4 to our Interim Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 for further details related to our use of derivative financial instruments to manage our exposure to market risks for changes in interest rates and foreign currency. Our debt agreements contain various restrictive covenants. These restrictions could limit our ability to use operating cash flow in other areas of our business because we must use a portion of these funds to make principal and interest payments on our debt.

Our debt portfolio is sensitive to changes in interest rates. As of September 30, 2009, after giving effect to this offering and the anticipated use of the net proceeds therefrom and assuming the tender of all the notes in our concurrent tender offer (as if all the foregoing had occurred on that date) we would have had approximately $1.2 billion of floating rate debt. In addition, any future borrowings by us under our senior unsecured revolving credit facility, the secured receivables credit facility or the issuance of other floating rate debt will expose us to additional interest rate risk. Interest on our secured receivables credit facility is based on rates that are intended to approximate commercial paper rates for highly-rated issuers. Interest rates on our senior unsecured revolving credit facility and term loan are also subject to a pricing schedule that fluctuates based on changes in our credit rating.

We have obtained ratings on our debt from Standard & Poor’s Rating Services, Moody’s Investors Service, Inc. and Fitch Ratings. There can be no assurance that any rating so assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if in that rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse changes in our company or our industry, so warrant. If such ratings are lowered, the borrowing costs on our senior unsecured revolving credit facility, secured receivables facility and term loan would increase. Changes in our credit ratings, however, do not require repayment or acceleration of any of our debt.

We or our subsidiaries may incur additional indebtedness in the future. The notes offered hereby do not limit our or our subsidiary guarantors’ ability to incur unsecured indebtedness. Our ability to make principal and interest payments will depend on our ability to generate cash in the future. If we incur additional debt, a greater portion of our cash flows may be needed to satisfy our debt service obligations and if we do not generate sufficient cash to meet our debt service requirements, we may need to seek additional financing. In this case, it may be more difficult, or we may be unable, to obtain financing on terms that are acceptable to us. As a result, we would be more vulnerable to general adverse economic, industry and capital markets conditions as well as the other risks associated with indebtedness.

Federal and state laws permit a court to void a guarantee issued by any of our subsidiaries if the court finds the guarantee to constitute a fraudulent conveyance.

Our obligations under the notes are guaranteed by our subsidiaries to the extent described in this prospectus supplement. These guarantees are subject to various federal and state fraudulent conveyance laws enacted for the protection of creditors.

The issuance of a guarantee by any of our subsidiaries will constitute a fraudulent conveyance if:

•	the guarantee was incurred by the subsidiary with the intent to hinder, delay or defraud any present or future creditor; or

•

the subsidiary did not receive fair consideration for issuing the guarantee and such subsidiary (1) was insolvent or rendered insolvent by reason of the issuance of the guarantee, (2) was engaged or about to engage in a business or transaction for which the remaining assets of the subsidiary constituted unreasonably small capital to carry on its business or (3) intended to incur debts beyond its ability to pay such debts as they matured.

Generally, an entity will be considered insolvent if:

•	the sum of its debts is greater than the fair value of its property;

•	the present fair value of its assets is less than the amount that it will be required to pay on its existing debts as they become due; or

•	it cannot pay its debts as they become due.

If a court finds a guarantee issued by a subsidiary of ours to constitute a fraudulent conveyance, the court could give a lower priority to, or subordinate, the claims of the notes against this subsidiary to the claims of other creditors of this subsidiary. In addition, a court could void all or part of the guarantee. To the extent the guarantee issued by a subsidiary of ours was voided as a fraudulent conveyance, the holders of our notes guaranteed by our subsidiary guarantors would cease to have any claim against the subsidiary and would be creditors solely of Quest Diagnostics and any other subsidiary guarantor that was not found to have made a fraudulent conveyance. Furthermore, a court may be more likely to find that guarantees issued by subsidiaries after the date the notes are issued constitute a fraudulent conveyance. See “Description of Notes—Guarantees.”

Secured indebtedness and existing and future obligations of our subsidiaries that are not guarantors, including the issuance of preferred stock, will be effectively senior to the notes.

The notes and the guarantees are senior unsecured obligations and therefore will be effectively subordinated to any of our or our subsidiary guarantors’ secured obligations to the extent of the value of the assets securing such obligations. The indenture does not limit the amount of indebtedness that we and any of our subsidiary guarantors can incur, but does limit the amount of indebtedness our non-guarantor subsidiaries are permitted to incur (as described below). In addition, the indenture limits the amount of secured indebtedness pursuant to the covenant described under the heading “Description of Notes—Limitation on Liens.” This covenant is subject to important exceptions described under such heading. As of September 30, 2009, after giving effect to this offering and the anticipated use of the net proceeds therefrom and assuming the tender of all the notes in our concurrent tender offer (as if all of the foregoing had occurred on that date), we and our subsidiary guarantors would have had outstanding $7 million of secured debt.

We conduct our operations through subsidiaries, which generate a substantial portion of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are a major source of funds necessary to meet our debt service and other obligations. Contractual provisions, laws or regulations, as well as any subsidiary’s condition and operating requirements, may limit our ability to obtain cash required to pay our debt service and other obligations. The notes will be structurally subordinated to all existing and future obligations of our non-guarantor subsidiaries, including claims with respect to trade payables. In addition, the guarantees of our subsidiary guarantors will be structurally subordinated to all existing and future obligations of any non-guarantor subsidiary of Quest Diagnostics or a subsidiary guarantor, including claims with respect to trade payables. This means that holders of our notes as guaranteed by our subsidiary guarantors will have a junior position with respect to such obligations of our direct and indirect subsidiaries that are not subsidiary guarantors on the assets and earnings of such subsidiaries. As of September 30, 2009, after giving effect to this offering and the anticipated use of the net proceeds therefrom and assuming the tender of all the notes in our concurrent tender offer (as if all of the foregoing had occurred on that date), our subsidiaries that are not guarantors would have had debt outstanding of $114 million, of which $100 million was incurred under our secured receivables credit facility.

Our non-guarantor subsidiaries are limited in the amount of indebtedness they are permitted to incur pursuant to the covenant described under “Description of Notes—Limitation on Subsidiary Indebtedness and Preferred Stock.” This covenant is subject to important exceptions described under such heading. In addition, the guarantees of our subsidiary guarantors may be released in certain circumstances, which are described under the heading “Description of Notes—Guarantees” or may be avoided or subordinated in favor of the subsidiary guarantors’ other creditors as described in this prospectus supplement under the heading “—Federal and state laws permit a court to void a guarantee issued by any of our subsidiaries if the court finds the guarantee to constitute a fraudulent conveyance.”

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR”
PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Some statements and disclosures in this prospectus supplement, or any accompanying prospectus and the documents incorporated herein or therein by reference are forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan” or “continue.” These forward-looking statements are based on our current plans and expectations and are subject to a number of risks and uncertainties that could significantly cause our plans and expectations, including actual results, to differ materially from the forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the Litigation Reform Act, provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about their companies without fear of litigation.

We would like to take advantage of the “safe harbor” provisions of the Litigation Reform Act in connection with the forward-looking statements included, or incorporated by reference, in this document. Investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented, or incorporated by reference, in this document. The following important factors could cause our actual financial results to differ materially from those projected, forecasted or estimated by us in forward-looking statements:

(a)	Heightened competition from independent clinical testing companies, and from hospitals with respect to testing for non-patients and from physicians.

(b)	Increased pricing pressure from customers and payers.

(c)	A sustained decline in economic conditions, or turmoil in financial markets leading to lack of access to external capital over a sustained period of time or on reasonable terms.

(d)	Impact of changes in payer mix, including any shift from fee-for-service to discounted or capitated fee arrangements.

(e)

Adverse actions by government or other third-party payers, including healthcare reform that focuses on reducing healthcare costs but does not recognize the value and importance to healthcare of diagnostic testing, unilateral reduction of fee schedules payable to us, competitive bidding, and an increase in the practice of negotiating for exclusive arrangements that involve aggressively priced capitated or fee-for-service payments by health insurers or other payers.

(f)

The impact upon our testing volume and collected revenue or general or administrative expenses resulting from our compliance with Medicare and Medicaid administrative policies and requirements of third party payers. These include:

(1)	the requirements of Medicare carriers to provide diagnosis codes for many commonly ordered tests and the possibility that third party payers will increasingly adopt similar requirements;

(2)

the policy of the Centers for Medicare and Medicaid Services to limit Medicare reimbursement for tests contained in automated chemistry panels to the amount that would have been paid if only the covered tests, determined on the basis of demonstrable “medical necessity,” had been ordered;

(3)	continued inconsistent practices among the different local carriers administering Medicare;

(4)	inability to obtain from patients a valid advance beneficiary notice form for tests that cannot be billed without prior receipt of the form; and

(5)	increased challenges in operating as a non-contracted provider with respect to health plans.

(g)

Adverse results from pending or future government investigations, lawsuits or private actions. These include, in particular, monetary damages, loss or suspension of licenses, and/or suspension or exclusion from the Medicare and Medicaid programs and/or criminal penalties.

(h)	Failure to efficiently integrate acquired businesses and to manage the costs related to any such integration, or to retain key technical, professional or management personnel.

(i)	Denial of certification under the Clinical Laboratory Improvement Amendments of 1988 or other licenses for any of our clinical laboratories under the CLIA standards, revocation or suspension of the right to bill the Medicare and Medicaid programs or other adverse regulatory actions by federal, state and local agencies.

(j)

Changes in federal, state or local laws or regulations, including changes that result in new or increased federal or state regulation of commercial clinical laboratories or tests developed by commercial clinical laboratories, including regulation by the U.S. Food and Drug Administration.

(k)	Inability to achieve expected benefits from our acquisitions of other businesses.

(l)	Inability to achieve additional benefits from our Six Sigma and efficiency initiatives.

(m)	Adverse publicity and news coverage about the clinical testing industry or us.

(n)

Computer or other IT system failures that affect our ability to perform tests, report test results or properly bill customers, including potential failures resulting from the standardization of our IT systems and other system conversions, telecommunications failures, malicious human acts (such as electronic break-ins or computer viruses) or natural disasters.

(o)

Development of technologies that substantially alter the practice of clinical test medicine, including technology changes that lead to the development of more cost-effective tests such as (1) point-of-care tests that can be performed by physicians in their offices, (2) esoteric tests that can be performed by hospitals in their own laboratories or (3) home testing that can be carried out without requiring the services of clinical laboratories.

(p)	Issuance of patents or other property rights to our competitors or others that could prevent, limit or interfere with our ability to develop, perform or sell our tests or operate our business.

(q)

Development of tests by our competitors or others which we may not be able to license, or usage of our technology or similar technologies or our trade secrets by competitors, any of which could negatively affect our competitive position.

(r)	Regulatory delay or inability to commercialize newly developed or licensed products, tests or technologies or to obtain appropriate reimbursements for such tests.

(s)	Inability to obtain or maintain adequate patent and other proprietary rights protections of our products and services or to successfully enforce our proprietary rights.

(t)

Impact of any national healthcare information network and the adoption of standards for health information technology interoperability that are incompatible with existing software and hardware infrastructure requiring widespread replacement of systems and/or software.

(u)	Inability to promptly or properly bill for our services or to obtain appropriate payments for services that we do bill.

(v)

Changes in interest rates and changes in our credit ratings from Standard & Poor’s Rating Services, Moody’s Investor Services and Fitch Ratings causing an unfavorable impact on our cost of and access to capital.

(w)	Inability to hire and retain qualified personnel or the loss of the services of one or more of our key senior management personnel.

(x)

Terrorist and other criminal activities, hurricanes, earthquakes or other natural disasters, which could affect our customers, transportation or systems, or our facilities, and for which insurance may not adequately reimburse us.

(y)	Difficulties and uncertainties in the discovery, development, regulatory environment and/or marketing of new products or new uses of existing products.

(z)

Failure to comply with the requirements of our Corporate Integrity Agreement that could subject us to suspension or termination from participation in federal healthcare programs and substantial monetary penalties.

RATIO OF EARNINGS TO FIXED CHARGES

Set forth below is information concerning our historical ratio of earnings to fixed charges. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make required interest payments on our debt.

For this purpose, earnings consist of pretax income from continuing operations plus fixed charges. Fixed charges consist of interest expense and one-third of rental expense, representing that portion of rental expense we deemed representative of an appropriate interest factor.

	Nine Months Ended September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges	6.9x	5.2x	4.9x	8.2x	9.9x	9.2x

USE OF PROCEEDS

We estimate that the net proceeds from this offering of notes, after deducting underwriting discounts but before deducting other expenses of the offering, will be approximately $730 million.

To the extent all of the notes in our concurrent tender offer are tendered, we intend to use approximately $518 million of the net proceeds from this offering to purchase those notes and pay related premiums, interest, fees and expenses. If fewer than all of the notes are tendered and the amount of net proceeds used to purchase those notes is less than $500 million, we intend to use up to $500 million to repurchase notes in our tender offer and repay amounts due in September 2011 and December 2011 under our term loan due May 2012. As of September 30, 2009, we had approximately $1.1 billion of indebtedness outstanding under our term loan due May 2012 at a borrowing rate of LIBOR plus 0.50%, or 0.75%.

In addition, we are currently considering the potential cash acquisition of a diagnostics testing business. If we enter into a definitive agreement with respect to this acquisition, we would expect to use a portion of the remaining net proceeds from this offering to fund the purchase price of the acquisition in its entirety.

To the extent that any net proceeds from this offering remain after we repay indebtedness, as described above, and fund the potential acquisition, if consummated, we intend to use those net proceeds for general corporate purposes, including other acquisitions, capital expenditures, share repurchases and repayment of other indebtedness.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, debt and total capitalization at September 30, 2009 on an actual basis and as adjusted to reflect the application of net proceeds of this offering as described under “Use of Proceeds” in this prospectus supplement, assuming the tender of all the notes in our concurrent tender offer, but does not give effect to any funding of the potential acquisition.

The following table should be read together with our consolidated financial statements and related notes and management’s discussion and analysis of financial condition and results of operations included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 and our Annual Report on Form 10-K for the year ended December 31, 2008, each of which is incorporated by reference into this prospectus supplement.

	September 30, 2009
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$247,033	$459,373	(a)

Debt (including current maturities):
Short-term borrowings under secured receivables credit facility	$100,000	$100,000
Senior notes due 2010	226,264	—
Senior notes due 2011	248,457	—
Term loan due 2012	1,092,000	1,092,000
Senior notes due 2015	499,027	499,027
Senior notes due 2017	374,380	374,380
Senior notes due 2037	420,644	420,644
Senior notes offered hereby	—	735,525	(b)
Other	20,834	20,834

Total debt	2,981,606	3,242,410
Stockholders’ equity:
Quest Diagnostics stockholders’ equity	3,912,766	3,891,696	(c)
Noncontrolling interests	25,341	25,341

Total stockholders’ equity	3,938,107	3,917,037

Total capitalization	$6,919,713	$7,159,447

(a)

Reflects the net proceeds from the offering of notes of approximately $730 million, less $518 million of the net proceeds used to repay indebtedness outstanding (including the payment of premiums, interest, fees and expenses in connection with the assumed purchase of all notes in our concurrent tender offer) as more fully described under “Use of Proceeds,” but does not give effect to any funding of the potential acquisition.

(b)	Consists of $500 million of 4.750% senior notes due 2020 issued at 98.491% and $250 million of 5.750% senior notes due 2040 issued at 97.228%.

(c)

Reflects the after-tax charge representing the loss on the early extinguishment of debt associated with the tender of all notes in our concurrent tender offer, including estimated cash payments related to premiums and other costs to tender the notes as well as the write-off of deferred financing costs.

DESCRIPTION OF NOTES

Each of the 4.750% senior notes due 2020 (the “Notes due 2020”) and the 5.750% senior notes due 2040 (the “Notes due 2040” and, together with the Notes due 2020, the “Notes”) is a separate issue of debt securities. The Notes will be issued under an indenture dated as of June 27, 2001 as supplemented by a supplemental indenture, dated as of June 27, 2001, each among Quest Diagnostics, as issuer, the Initial Subsidiary Guarantors, as guarantors, and The Bank of New York Mellon (formerly, The Bank of New York), as trustee, as further supplemented by a second supplemental indenture, dated as of November 26, 2001, among Quest Diagnostics, the Subsidiary Guarantors and The Bank of New York, as further supplemented by a third supplemental indenture, dated as of April 4, 2002, among Quest Diagnostics, the additional Subsidiary Guarantors and The Bank of New York, as further supplemented by a fourth supplemental indenture, dated as of March 19, 2003, among Quest Diagnostics, the additional Subsidiary Guarantors and The Bank of New York, as further supplemented by a fifth supplemental indenture, dated as of April 16, 2004, among Quest Diagnostics, the additional Subsidiary Guarantor and The Bank of New York, as further supplemented by a sixth supplemental indenture, dated October 31, 2005, among Quest Diagnostics, the additional Subsidiary Guarantors and The Bank of New York, as further supplemented by a seventh supplemental indenture, dated November 21, 2005, among Quest Diagnostics, the additional Subsidiary Guarantors and The Bank of New York, as further supplemented by an eighth supplemental indenture, dated July 31, 2006, among Quest Diagnostics, the additional Subsidiary Guarantors and The Bank of New York, as further supplemented by the ninth supplemental indenture, dated September 30, 2006, among Quest Diagnostics, the additional Subsidiary Guarantors and The Bank of New York, as further supplemented by the tenth supplemental indenture, dated June 22, 2007, among Quest Diagnostics, the Subsidiary Guarantors and The Bank of New York, as further supplemented by the eleventh supplemental indenture, dated June 22, 2007, among Quest Diagnostics, the additional Subsidiary Guarantors and The Bank of New York, as further supplemented by the twelfth supplemental indenture, dated June 25, 2007, among Quest Diagnostics, the additional Subsidiary Guarantors (as defined therein) and The Bank of New York, and as to be amended by the thirteenth supplemental indenture to be dated as of the closing date of this offering (collectively, the “Indenture”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. A copy of the Indenture is available for inspection at the office of the trustee.

Whenever we refer in this “Description of Notes” to terms defined in the Indenture below, such defined terms are incorporated herein by reference. As used in this “Description of Notes,” the terms “we,” “our,” “us” and “Quest Diagnostics” do not include any current or future subsidiary of Quest Diagnostics Incorporated, unless the context indicates otherwise.

General

The Notes due 2020 will be initially limited to $500,000,000 aggregate principal amount and will mature and become due and payable, together with any accrued and unpaid interest thereon, on January 30, 2020. The Notes due 2040 will be initially limited to $250,000,000 aggregate principal amount and will mature and become due and payable, together with any accrued and unpaid interest thereon, on January 30, 2040.

Quest Diagnostics may from time to time, without the consent of the holders of the Notes, issue additional Notes of either series having the same ranking and the same interest rate, maturity and other terms as the Notes of the applicable series. Any additional Notes and the Notes of such series will generally constitute a single series under the Indenture. This type of offering is often referred to as a “re-opening.” Additional Notes may constitute a separate issuance for United States federal income tax purposes.

Notes of either series will bear interest at the annual rate noted on the cover page of this prospectus supplement. Interest will be payable semiannually on January 30 and July 30 of each year, beginning July 30, 2010. Interest on the Notes will be paid to holders of record on the January 15 or July 15 immediately before the applicable interest payment date.

The Notes do not provide for any sinking fund.

Guarantees

Each Subsidiary Guarantor will fully and unconditionally guarantee, on a joint and several basis, the payment of the principal of, and any premium and interest on the Notes. The guarantees of the Notes will be endorsed on the Notes. In addition, each future domestic Subsidiary of Quest Diagnostics, or any Subsidiary Guarantor which has been released and discharged from its obligations under the guarantee of the Notes, will be required to guarantee Quest Diagnostics’ obligations under the Notes, if such Subsidiary:

•

guarantees any Indebtedness of Quest Diagnostics when the amount of such Indebtedness, together with any other outstanding Indebtedness of Quest Diagnostics guaranteed by its Subsidiaries that are not Subsidiary Guarantors, exceeds $50 million in the aggregate at any time; or

•	incurs Indebtedness, unless such Indebtedness is permitted under the “—Limitation on Subsidiary Indebtedness and Preferred Stock” covenant described below.

The Indenture provides that the obligations of each Subsidiary Guarantor under its guarantee will be limited so as to not constitute a fraudulent conveyance under any United States federal or state laws. Application of this clause could limit the amount which holders of Notes may be entitled to collect under the guarantees. Holders, by their acceptance of the Notes, will have agreed to such limitations. See “Risk Factors—Federal and state laws permit a court to void a guarantee issued by any of our subsidiaries if the court finds the guarantee to constitute a fraudulent conveyance.”

The guarantees of the Subsidiary Guarantors with respect to the Notes will remain in effect with respect to each Subsidiary Guarantor until the entire amount of principal of, premium, and interest on the Notes shall have been paid in full or otherwise discharged in accordance with the provisions of the Indenture; provided, however, that if (a) a Subsidiary Guarantor does not guarantee Indebtedness of Quest Diagnostics the amount of which, when added together with any other outstanding Indebtedness of Quest Diagnostics guaranteed by its Subsidiaries that are not Subsidiary Guarantors, would exceed $50 million in the aggregate, excluding the Notes, and all outstanding Indebtedness of such Subsidiary Guarantor would have been permitted to be incurred under the “—Limitation on Subsidiary Indebtedness and Preferred Stock” covenant described below measured at the time of the release and discharge as described in this paragraph, (b) the Notes are defeased and discharged as described under “—Defeasance” or (c) all or substantially all of the assets of such Subsidiary Guarantor or all of the capital stock of such Subsidiary Guarantor is sold (including by issuance, merger, consolidation or otherwise) by Quest Diagnostics or any of its Subsidiaries, then in each case of (a), (b) or (c) above, such Subsidiary Guarantor or the corporation acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets or capital stock of such Subsidiary Guarantor) shall be released and discharged from its obligations under its guarantee of the Notes.

Seniority; Ranking

The Notes will be senior unsecured obligations of Quest Diagnostics and will rank equally with other existing and future senior unsecured obligations of Quest Diagnostics. Each guarantee will be a senior unsecured obligation of the Subsidiary Guarantor issuing such guarantee and will rank equally with other existing and future senior unsecured obligations of such Subsidiary Guarantor. As of September 30, 2009, after giving effect to this offering and the anticipated use of the net proceeds therefrom and assuming the tender of all the notes in our concurrent tender offer (as if all of the foregoing had occurred on that date) Quest Diagnostics and the Subsidiary Guarantors would have had total debt outstanding of $3.1 billion.

The Notes and the guarantees will be effectively subordinated to any secured obligations of Quest Diagnostics or Subsidiary Guarantors, as the case may be, to the extent of the value of the assets securing such obligations. The Indenture does not limit the amount of indebtedness that Quest Diagnostics and any of its subsidiary guarantors can incur, but does limit the amount of indebtedness its non-guarantor subsidiaries are permitted to incur (as described below). In addition, the Indenture limits the amount of secured indebtedness pursuant to the covenant described under the heading “—Limitation on Liens.” This covenant is subject to important exceptions described under such heading. As of September 30, 2009, after giving effect to this offering and the anticipated use of the net proceeds therefrom and assuming the tender of all the notes in our concurrent tender offer (as if all of the foregoing had occurred on that date), Quest Diagnostics and the Subsidiary Guarantors would have had secured debt outstanding of $7 million.

Quest Diagnostics conducts its operations through subsidiaries, which generate a substantial portion of its operating income and cash. As a result, distributions or advances from subsidiaries of Quest Diagnostics are a major source of funds necessary to meet its debt service and other obligations. Contractual provisions, laws or regulations, as well as any subsidiary’s financial condition and operating requirements, may limit the ability of Quest Diagnostics to obtain cash required to pay Quest Diagnostics’ debt service obligations, including payments on the Notes.

The Notes will be structurally subordinated to all existing and future obligations of Quest Diagnostics’ subsidiaries that are not Subsidiary Guarantors, including claims with respect to trade payables. In addition, the guarantees of our Subsidiary Guarantors will be structurally subordinated to all existing and future obligations of any subsidiary of ours or a Subsidiary Guarantor that is not also a Subsidiary Guarantor, including claims with respect to trade payables. This means that holders of the Notes as guaranteed by the Subsidiary Guarantors will have a junior position to the claims of creditors of the direct and indirect subsidiaries of Quest Diagnostics which are not Subsidiary Guarantors on the assets and earnings of such subsidiaries. The non-guarantor subsidiaries of Quest Diagnostics are limited in the amount of Indebtedness they are permitted to incur pursuant to the covenant described under “—Limitation of Subsidiary Indebtedness and Preferred Stock.” This covenant is subject to important exceptions described under such heading. In addition, the guarantees of the Subsidiary Guarantors may be released in certain circumstances, which are described under the heading “—Guarantees.” As of September 30, 2009, after giving effect to this offering and the anticipated use of the net proceeds therefrom and assuming the tender of all the notes in our concurrent tender offer (as if all of the foregoing had occurred on that date), the non-guarantor subsidiaries of Quest Diagnostics would have had outstanding $114 million of debt (including the current portion thereof) of which $100 million was comprised of the Existing Receivables Credit Facility.

Optional Redemption

At any time and from time to time, the Notes of each series will be redeemable, as a whole or in part, at the option of Quest Diagnostics, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the Notes of the applicable series, at a redemption price equal to the greater of:

•	100% of principal amount of the Notes to be redeemed, and

•

the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as defined below) plus:

25 basis points for the Notes due 2020, or

25 basis points for the Notes due 2040,

plus accrued interest to the date of redemption which has not been paid.

On and after the redemption date for the Notes of either series, interest will cease to accrue on the Notes of that series or any portion thereof called for redemption, unless Quest Diagnostics defaults in the payment of the redemption price and accrued interest. On or before the redemption date for the Notes of that series, Quest Diagnostics shall deposit with a paying agent, or the trustee, funds sufficient to pay the redemption price of and accrued interest on such Notes to be redeemed on such date. If less than all of the Notes of a series are to be redeemed, the Notes of that series to be redeemed shall be selected by the trustee by such method as the trustee shall deem fair and appropriate.

“Remaining Scheduled Payments” means, with respect to the Notes of either of the series to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to the Notes, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, with respect to any redemption date for the Notes of either series:

•	the yield, which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue; provided that if no maturity is within three months before or after the maturity date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or

•

if that release, or any successor release, is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes due 2020 or the Notes due 2040, as the case may be, to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers, to be appointed by Quest Diagnostics.

“Comparable Treasury Price” means, with respect to any redemption date for the Notes:

•	the average of four Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations; or

•	if the trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all quotations obtained by the trustee.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Reference Treasury Dealer” means a primary U.S. Government securities dealer, which we refer to as “Primary Treasury Dealer,” selected by Quest Diagnostics.

Change of Control

If a Change of Control Triggering Event occurs, unless Quest Diagnostics has exercised its option to redeem the Notes as described above, Quest Diagnostics will be required to make an offer (the “Change of Control Offer”) to each holder of the Notes to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Notes on the terms set forth in the Notes. In the Change of Control Offer, Quest Diagnostics will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to the date of repurchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event or, at Quest Diagnostics’ option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, a notice will be mailed to holders of the Notes describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”). The notice will, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, Quest Diagnostics will, to the extent lawful:

•	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

•

deliver or cause to be delivered to the trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being repurchased.

Quest Diagnostics will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by Quest Diagnostics and the third party repurchases all Notes properly tendered and not withdrawn under its offer. In addition, Quest Diagnostics will not repurchase any Notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the indenture, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

Quest Diagnostics will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Notes, Quest Diagnostics will comply with those securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Offer provisions of the Notes by virtue of any such conflict. For purposes of the Change of Control Offer provisions of the Notes, the following terms will be applicable:

“Change of Control” means the occurrence of any of the following: (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d) (3) of the Exchange Act) (other than Quest Diagnostics or one of its subsidiaries) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting stock of Quest Diagnostics or other voting stock into which the voting stock of Quest Diagnostics is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; (2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of Quest Diagnostics’ assets and the assets of its subsidiaries, taken as a whole, to one or more “persons” (as that term is defined in the indenture) (other than Quest Diagnostics or one of its subsidiaries); or (3) the first day on which a majority of the members of the Board of Directors of Quest Diagnostics are not Continuing Directors. Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) Quest Diagnostics becomes a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of the voting stock of Quest Diagnostics immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating event.

“Continuing Directors” means, as of any date of determination, any member of Quest Diagnostics’ Board of Directors who (1) was a member of such Board of Directors on the date the Notes were issued or (2) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the proxy statement of Quest Diagnostics in which such member was named as a nominee for election as a director, without objection to such nomination).

“Fitch” means Fitch Ratings.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB− (or the equivalent) by S&P and BBB− (or the equivalent) by Fitch, and the equivalent investment grade credit rating from any additional rating agency or Rating Agencies selected by Quest Diagnostics.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (1) each of Moody’s, S&P and Fitch; and (2) if any of Moody’s, S&P or Fitch ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the control of Quest Diagnostics, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by Quest Diagnostics (as certified by a resolution of the Board of Directors) as a replacement agency for Moody’s, S&P or Fitch, or all of them, as the case may be.

“Rating event” means the rating on the Notes is lowered by at least two of the Rating Agencies and the Notes are rated below an Investment Grade Rating by at least two of the Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) after the earlier of (1) the occurrence of a Change of Control and (2) public notice of the occurrence of a Change of Control or the intention of Quest Diagnostics to effect a Change of Control; provided, however, that a rating event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a rating event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request or the request of Quest Diagnostics that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the rating event).

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

“Voting stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Sinking Fund

The Notes will not be entitled to the benefit of any sinking fund.

Limitation on Liens

Other than as provided under “—Exempted Liens and Sale and Leaseback Transactions,” Quest Diagnostics will not, and will not permit any Restricted Subsidiary to, create or assume any Indebtedness secured by any Lien on any Principal Property or shares of stock or Indebtedness of any Restricted Subsidiary, unless: (1) in the case of Quest Diagnostics, the Notes are secured by such Lien equally and ratably with, or prior to, the Indebtedness secured by such Lien, or (2) in the case of any Subsidiary Guarantor, such Subsidiary Guarantor’s guarantee of the Notes is secured by such Lien equally and ratably with, or prior to, the Indebtedness secured by such Lien. The restrictions do not apply to Indebtedness that is secured by:

•	Liens existing on the date of the issuance of the Notes;

•	Liens securing only the Notes;

•	Liens in favor of only Quest Diagnostics or any Restricted Subsidiary;

•

Liens on property or shares of stock or indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with, or its assets are acquired by, Quest Diagnostics or any Restricted Subsidiary (provided that such Lien was not incurred in anticipation of such transaction and was in existence prior to such transaction) so long as such Lien does not extend to any other property and the Indebtedness so secured is not increased;

•

Liens on property existing immediately prior to the acquisition thereof (provided that such Lien was not incurred in anticipation of such transaction and was in existence prior to such transaction) so long as such Lien does not extend to any other property and the Indebtedness so secured is not increased;

•

Liens to secure Indebtedness incurred for the purpose of all or any part of a property’s purchase price or cost of construction or additions, repairs, alterations, or other improvements; provided that (1) the principal amount of any Indebtedness secured by such Lien does not exceed 100% of such property’s purchase price or cost, (2) such Lien does not extend to or cover any other property other than the property so purchased, constructed or on which such additions, repairs, alterations or other improvements were so made, and (3) such Lien is incurred prior to or within 270 days after the acquisition of such property or the completion of construction or such additions, repairs, alterations or other improvements and the full operation of such property thereafter;

•	Liens in favor of the United States or any state thereof, or any instrumentality of either, to secure certain payments pursuant to any contract or statute;

•

Liens for taxes or assessments or other governmental charges or levies which are being contested in good faith and for which adequate reserves are being maintained, to the extent required by generally accepted accounting principles;

•	title exceptions, easements and other similar Liens that are not consensual and that do not materially impair the use of the property subject thereto;

•

Liens to secure obligations under workmen’s compensation laws, unemployment compensation, old-age pensions and other social security benefits or similar legislation, including Liens with respect to judgments which are not currently dischargeable;

•	Liens arising out of legal proceedings, including Liens arising out of judgments or awards;

•

warehousemen’s, materialmen’s and other similar Liens for sums being contested in good faith and for which adequate reserves are being maintained, to the extent required by generally accepted accounting principles;

•

Liens incurred to secure the performance of statutory obligations, surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business; or

•

Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing bullets or liens created in connection with any amendment, consent or waiver relating to such Indebtedness, so long as such Lien does not extend to any other property and the Indebtedness so secured does not exceed the fair market value (as determined by our board of directors) of the assets subject to such Liens at the time of such extension, renewal, refinancing or refunding, or such amendment, consent or waiver, as the case may be.

Limitation on Sale and Leaseback Transactions

Other than as provided under “—Exempted Liens and Sale and Leaseback Transactions,” Quest Diagnostics will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Principal Property unless:

•	the Sale and Leaseback Transaction is solely with Quest Diagnostics or a Subsidiary Guarantor; or

•	the lease is for a period not in excess of five years, including renewal rights; or

•

Quest Diagnostics or the Restricted Subsidiary, prior to or within 270 days after the sale of such Principal Property in connection with the Sale and Leaseback Transaction is completed, applies the net cash proceeds of the sale of the Principal Property leased to:

(1)	the retirement of the Notes or debt ranking equally with the Notes of Quest Diagnostics or any Restricted Subsidiary, or

(2)	the acquisition of different property, facilities or equipment or the expansion of Quest Diagnostics’ existing business, including the acquisition of other businesses.

Exempted Liens and Sale and Leaseback Transactions

Notwithstanding the restrictions described under the headings “—Limitation on Liens” or “—Limitation on Sale and Leaseback Transactions,” Quest Diagnostics or any Restricted Subsidiary may create or assume any Liens or enter into any Sale and Leaseback Transactions not otherwise permitted as described above, if the sum of the following does not exceed 5% of Consolidated Total Assets:

•

the outstanding Indebtedness secured by such Liens (not including any Liens permitted under “—Limitation on Liens” which amount does not include any Liens permitted under the provisions of this “—Exempted Liens and Sale and Leaseback Transactions”); plus

•

all Attributable Debt in respect of such Sale and Leaseback Transaction entered into (not including any Sale and Leaseback Transactions permitted under “—Limitation on Sale and Leaseback Transactions” which amount does not include any Sale and Leaseback Transactions permitted under the provisions of this “—Exempted Liens and Sale and Leaseback Transactions”), measured, in each case, at the time such Lien is incurred or any such Sale and Leaseback Transaction is entered into by Quest Diagnostics or the Restricted Subsidiary.

Limitation on Subsidiary Indebtedness and Preferred Stock

None of the Subsidiaries of Quest Diagnostics other than the Subsidiary Guarantors may, directly or indirectly, create, incur, issue, assume or extend the maturity of any Indebtedness (including Acquired Indebtedness) or Preferred Stock except for the following, provided that, for purposes of this covenant, any Acquired Indebtedness shall not be deemed to have been incurred until 270 days from the date (1) the Person obligated on such Acquired Indebtedness becomes a Subsidiary of Quest Diagnostics or (2) the acquisition of assets, in connection with which such Acquired Indebtedness was assumed, is consummated:

•	Indebtedness outstanding on the date of the Indenture;

•	Indebtedness representing the assumption by one Subsidiary of Indebtedness of another Subsidiary;

•	Indebtedness outstanding under any Receivables Credit Facility;

•

Indebtedness secured by a Lien incurred for the purpose of all or any part of a property’s purchase price or cost of construction or additions, repairs, alterations or other improvements, provided that such Indebtedness and Lien is incurred prior to or within 270 days after the acquisition of such property or the completion of construction or such additions, repairs, alterations or other improvements and the full operation of such property thereafter;

•

Indebtedness of any Subsidiary of Quest Diagnostics, the proceeds of which are used to renew, extend, refinance or refund outstanding Indebtedness of such Subsidiary; provided that such Indebtedness is scheduled to mature no earlier than the Indebtedness being renewed, extended, refinanced or refunded; provided further that such Indebtedness shall be permitted hereunder only to the extent that the aggregate principal amount of such Indebtedness (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom) does not exceed the aggregate principal amount then outstanding under the Indebtedness being renewed, extended, refinanced or refunded (or if the Indebtedness being renewed, extended, refinanced or refunded, was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with generally accepted accounting principles) plus the lesser of (A) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (B) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of such Subsidiary incurred in connection with such refinancing;

•	Indebtedness of a Subsidiary of Quest Diagnostics to Quest Diagnostics or to another Subsidiary of Quest Diagnostics;

•	any Indebtedness resulting from a Sale and Leaseback Transaction which is permitted by the “—Limitation on Sale and Leaseback Transactions” covenant (but not including any Sale and

Leaseback Transaction which is permitted by the “—Exempted Liens and Sale and Leaseback Transactions” provisions relating thereto);

•	any Permitted Acquired Indebtedness;

•	any guarantee of Indebtedness of Quest Diagnostics by any Subsidiary of Quest Diagnostics in anticipation of such Subsidiary becoming a Subsidiary Guarantor pursuant to the “—Guarantees” provision;

•	Preferred Stock to the extent that the aggregate liquidation preference of Preferred Stock, outstanding at any one time, does not exceed 5% of Consolidated Total Assets; or

•

any Indebtedness, including any Acquired Indebtedness that is not Permitted Acquired Indebtedness, the outstanding aggregate principal amount of which does not at any one time exceed the greater of (1) 10% of Consolidated Total Assets or (2) $200 million, measured in each case at the time such Indebtedness is incurred.

Merger, Consolidation or Sale of Assets

Quest Diagnostics may merge or consolidate with another Person and may sell, transfer or lease all or substantially all of its assets to another Person if all the following conditions are met:

•

The merger, consolidation or sale of assets must not cause an event of default. See “—Events of Default.” An event of default for this purpose would also include any event that would be an event of default if the notice or time requirements were disregarded;

•

If Quest Diagnostics is not the surviving entity, the Person we would merge or consolidate with, or sell all or substantially all of our assets to, must be organized under the laws of the United States or any state thereof;

•

If Quest Diagnostics is not the surviving entity, the Person we would merge or consolidate with, or sell all or substantially all of our assets to, must expressly assume by supplemental indenture all of our obligations under the Notes and the Indenture; and

•	Quest Diagnostics must deliver specific certification and documents to the trustee.

Events of Default

The term “Event of Default” in respect of the Notes means any of the following:

•	Quest Diagnostics or any Subsidiary Guarantor does not pay the principal of or any premium on the Notes of that series on its due date;

•	Quest Diagnostics or any Subsidiary Guarantor does not pay interest on the Notes of that series within 30 days of its due date whether at maturity, upon redemption or upon acceleration;

•

Quest Diagnostics or any Subsidiary Guarantor remains in breach of a covenant in respect of the Notes of that series for 60 days after it receives a written notice of default stating it is in breach and requiring that it remedy the breach. The notice must be sent by either the trustee or holders of 25% of the aggregate principal amount of the Notes of that series;

•

An event of default under any indenture or instrument evidencing or under which Quest Diagnostics or any Subsidiary Guarantor then has outstanding any Indebtedness shall occur and be continuing and either:

(1)	such event of default results from the failure to pay the principal of such Indebtedness in excess of $200 million at final maturity of such Indebtedness, individually or in the aggregate; or

(2)

as a result of such event of default the maturity of such Indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable and the principal amount of such Indebtedness, together with the principal of any other Indebtedness of Quest Diagnostics or such Subsidiary Guarantor in default, or the maturity of which has been accelerated, aggregates at least $200 million, individually or in the aggregate;

•

Any Subsidiary Guarantor repudiates its obligations under its guarantee of the Notes or, other than by reason of the termination of the Indenture or the release of any such guarantee in accordance with the Indenture, any such guarantee ceases to be in full force and effect or is declared null and void and such condition shall have continued for a period of 30 days after written notice of such failure requiring Quest Diagnostics or the Subsidiary Guarantor to remedy the same shall have been given to Quest Diagnostics by the trustee or to Quest Diagnostics and the trustee by the holders of 25% in aggregate principal amount of the Notes then outstanding; or

•	Quest Diagnostics or any Subsidiary Guarantor files for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

The trustee may withhold notice to the holders of Notes of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an event of default with respect to the Notes of either series has occurred and has not been cured, the trustee or the holders of 25% in aggregate principal amount of the Notes of that series may declare the entire principal amount (and premium, if any) of, and all the accrued interest on the Notes of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. If an event of default with respect to the Notes of either series occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of the Notes of that series will be automatically accelerated, without any action by the trustee or any holder. Holders of a majority in principal amount of the Notes of either series may also waive certain past defaults under the Indenture on behalf of all of the holders of the Notes of that series. A declaration of acceleration of maturity with respect to the Notes of either series may be canceled, under specific circumstances, by the holders of at least a majority in principal amount of the Notes of that series.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the Indenture at the request of any of the holders unless the holders offer the trustee protection reasonably satisfactory to it from expenses and liability called an “indemnity.” If indemnity reasonably satisfactory to the trustee is provided, the holders of a majority in principal amount of the Notes of either series may, with respect to the Notes of that series, direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of the right, remedy or event of default.

Before you are allowed to bypass the trustee and bring a lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Notes of either series, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and remains uncured;

•

The holders of at least 25% in principal amount of the outstanding Notes of that series must make a written request that the trustee take action because of the default and must offer the trustee indemnity reasonably satisfactory to it against the cost and other liabilities of taking that action;

•	The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and

•	Holders of a majority in principal amount of the Notes of that series must not have given the trustee a direction inconsistent with the above notice.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your Notes on or after the due date.

Defeasance

Full Defeasance. If there is a change in federal tax law, as described below, we can legally release ourselves and our Subsidiary Guarantors from any payment or other obligations on the Notes, called “full defeasance,” if we put in place the following other arrangements for you to be repaid:

•	We must deposit in trust for your benefit and the benefit of all other registered holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates including, possibly, their earliest redemption date.

•

In order for us to effect a full defeasance, we must deliver to the trustee a legal opinion confirming that you will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance and that you will not be taxed on the Notes any differently than if the defeasance had not occurred.

If we accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the Notes. You could not look to us or our Subsidiary Guarantors for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released and cause our Subsidiary Guarantors to be released from the restrictive covenants in the Notes, if any. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the Notes. In order to achieve covenant defeasance, we must do the following:

•

We must deposit in trust for your benefit and the benefit of all other registered holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates.

•

We must deliver to the trustee a legal opinion confirming that under current United States federal income tax law you will not recognize income, gain or loss for United Sates federal income tax purposes as a result of the covenant defeasance and that you will not be taxed on the Notes any differently than if the covenant defeasance had not occurred.

If we accomplish covenant defeasance, the following provisions of the Indenture and the Notes would no longer apply unless otherwise specified:

•	any promises of our Subsidiary Guarantors relating to their guarantees, the conduct of their business and any other covenants applicable to the series of Notes;

•	our promises regarding conduct of our business and other matters and any other covenants applicable to the series of Notes; and

•	the definition of an event of default as a breach of such covenants.

If we accomplish covenant defeasance, you can still look to us and our Subsidiary Guarantors for repayment of the Notes if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurred (such as our bankruptcy) and the Notes become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, of course, you may not be able to obtain payment of the shortfall.

In order to exercise either full defeasance or covenant defeasance, we must comply with certain conditions, and no event or condition can exist that would prevent us and our Subsidiary Guarantors from making payments of principal, premium, and interest, if any, on the Notes of such series on the date the irrevocable deposit is made or at any time during the period ending on the 91st day after the deposit date.

Notices

With respect to the Notes, we and the trustee will send notices regarding the Notes only to registered holders, using their addresses as listed in the list of registered holders.

Global Notes: Book-Entry System

Global Notes

The Notes of each series will be represented by one or more fully registered global notes, without interest coupons and will be deposited upon issuance with the trustee as custodian for The Depository Trust

Company, New York, New York (“DTC”), and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant as described below.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for definitive notes in registered certificated form (“certificated notes”) except in the limited circumstances described below. See “—Certain Book-Entry Procedures for the Global Notes.”

Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the global notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change.

The Notes may be presented for registration of transfer and exchange at the offices of the trustee.

Certain Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream Luxembourg. The descriptions of the operations and procedures of DTC, Euroclear and Clearstream Luxembourg set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC, Euroclear and Clearstream Luxembourg and their respective book-entry systems from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC. DTC has advised us that it is:

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

DTC was created to hold securities for its participants (collectively, the “participants”) and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers (including some or all of the underwriters), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as Clearstream Luxembourg, Euroclear, banks, brokers, dealers and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants in DTC.

Clearstream Luxembourg. Clearstream Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides Clearstream Luxembourg Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participant either directly or indirectly.

Distributions with respect to Notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures to the extent received by the U.S. depositary for Clearstream Luxembourg.

Euroclear. Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euro- clear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking Commission. Distributions of principal and interest with respect to Notes held through Euroclear or Clearstream Luxembourg will be credited to the cash accounts of Euroclear or Clearstream Luxembourg participants in accordance with the relevant system’s rules and procedures, to the extent received by such system’s depositary.

Links have been established among DTC, Clearstream Luxembourg and Euroclear to facilitate the initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading. DTC will be linked indirectly to Clearstream Luxembourg and Euroclear through the DTC accounts of their respective U.S. depositaries.

Book-Entry Procedures. We expect that, pursuant to procedures established by DTC:

•

upon deposit of each global note, DTC will credit, on its book-entry registration and transfer system, the accounts of participants designated by the underwriters with an interest in that global note; and

•

ownership of beneficial interests in the global notes will be shown on, and the transfer of ownership interests in the global notes will be effected only through, records maintained by DTC (with respect to the interests of participants) and by participants and indirect participants (with respect to the interests of persons other than participants).

The laws of some jurisdictions may require that some purchasers of Notes take physical delivery of those Notes in definitive form. Accordingly, the ability to transfer beneficial interests in notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person holding a beneficial interest in a global note to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical note in respect of that interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee, as the case may be, will be considered the sole legal owner or holder of the notes represented by that global note for all purposes of the Notes and the Indenture. Except as provided below, owners of beneficial interests in a global note (1) will not be entitled to have the Notes represented by that global note registered in their names, (2) will not receive or be entitled to receive physical delivery of certificated notes, and (3) will not be considered the owners or holders of the Notes represented by that beneficial interest under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a participant or an indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of Notes under the Indenture or that global note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the participants to take that action and the participants would authorize holders owning through those participants to take that action or would otherwise act upon the instruction of those holders. Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the Notes.

Payments with respect to the principal of and interest on a global note will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note under the Indenture. Under the terms of the Indenture, we and the trustee may treat the persons in whose names the Notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of those amounts to owners of beneficial interests in a global note. Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants and indirect participants and not of DTC.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream Luxembourg, as the case may be, by its respective depositary. However, those cross-market transactions will require delivery of instructions to Euroclear or Clearstream Luxembourg, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Luxembourg participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Luxembourg.

Although we understand that DTC, Euroclear and Clearstream Luxembourg have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream Luxembourg, they are under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Same-Day Settlement and Payment

We will make payments in respect of the Notes represented by the global notes (including principal and interest) by wire transfer of immediately available funds to the accounts specified by the global note holder. We will make all payments of principal and interest with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to trade in DTC’s Same-Day Funds Settlement System.

Because of time zone differences, the securities account of a Euroclear or Clearstream Luxembourg participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream Luxembourg) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream Luxembourg as a result of sales of interests in a global note by or through a Euroclear or Clearstream Luxembourg participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream Luxembourg cash account only as of the business day for Euroclear or Clearstream Luxembourg following DTC’s settlement date.

None of Quest Diagnostics, any underwriter or agent, the trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global note, or for maintaining, supervising or reviewing any records.

Modification or Waiver

There are three types of changes we can make to the Indenture and the Notes.

Changes Requiring Your Approval. First, there are changes that cannot be made to your Notes without your specific approval. Following is a list of those types of changes:

•	changing the stated maturity of the principal of or interest on the Notes;

•	reducing any amounts due on the Notes or payable upon acceleration of the maturity of the security following a default;

•	adversely affecting any right of repayment at the holder’s option;

•	changing the place (except as otherwise described in this prospectus supplement) or currency of payment on the Notes;

•	impairing your right to sue for payment or to convert or exchange Notes;

•	modifying the Notes to subordinate the Notes to other indebtedness;

•	reducing the percentage of holders of Notes whose consent is needed to modify or amend the Indenture;

•	reducing the percentage of holders of Notes whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults;

•	reducing the requirements for quorum or voting with respect to the Notes;

•	modifying any other aspect of the provisions of the Indenture dealing with modification and waiver except to increase the voting requirements; and

•	change in any of our obligations to pay additional amounts to holders with respect to taxes imposed on such holders in certain circumstances.

Changes Requiring a Majority Vote. The second type of change to the Indenture and the outstanding Notes is the kind that requires a vote in favor by holders of outstanding Notes owning a majority of the principal amount of Notes. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the outstanding Notes in any material respect. The same vote would be required for us and our Subsidiary Guarantors to obtain a waiver of all or part of certain covenants in the Indenture, or a waiver of a past default. However, we and our Subsidiary Guarantors cannot obtain a waiver of a payment default or any other aspect of the Indenture or the outstanding Notes listed in the category described previously under “—Changes Requiring Your Approval” unless we and our Subsidiary Guarantors obtain your individual consent to the waiver.

Changes Not Requiring Approval. The third type of change does not require any vote by holders of outstanding Notes. This type is limited to clarifications, curing ambiguities, defects or inconsistencies and certain other changes that would not adversely affect holders of the outstanding Notes in any material respect. Qualifying or maintaining the qualification of the Indenture under the Trust Indenture Act does not require any vote by holders of Notes.

Satisfaction and Discharge

The Indenture will cease to be of further effect, and we and our Subsidiary Guarantors will be deemed to have satisfied and discharged the Indenture with respect to the Notes, when the following conditions have been satisfied:

•	all Notes not previously delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity or on a redemption date within one year;

•

we deposit with the trustee, in trust, funds sufficient to pay the entire indebtedness on the Notes that had not been previously delivered for cancellation, for the principal and interest to the date of the deposit (for Notes that have become due and payable) or to the stated maturity or the redemption date, as the case may be (for Notes that have not become due and payable);

•	we have paid or caused to be paid all other sums payable under the Indenture; and

•	we have delivered to the trustee an officer’s certificate and opinion of counsel, each stating that all these conditions have been complied with.

We will remain obligated to provide for registration of transfer and exchange and to provide notices of redemption.

The Trustee

The trustee will be The Bank of New York Mellon (formerly, The Bank of New York). The Bank of New York Mellon also will be the initial paying agent and registrar for the Notes. The Bank of New York Mellon is also the trustee and note registrar for our 5.125% senior notes due 2010, our 7.5% senior notes due 2011, our 5.45% senior notes due 2015, our 6.40% senior notes due 2017 and our 6.95% senior notes due 2037.

The Indenture provides that, except during the continuance of an event of default under the Indenture, the trustee under the Indenture will perform only such duties as are specifically set forth in the Indenture. Under the Indenture, the holders of a majority in outstanding principal amount of the Notes will have the right to direct the time, method and place of conducting any proceeding or exercising any remedy available to the trustee under the Indenture, subject to certain exceptions. If an event of default has occurred and is continuing, the trustee under the Indenture will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture and provisions of the Trust Indenture Act incorporated by reference in the Indenture contain limitations on the rights of the trustee under such Indenture, should it become a creditor of our company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee under the Indenture is permitted to engage in other transactions. However, if the trustee under the Indenture acquires any prohibited conflicting interest, it must eliminate the conflict or resign.

The trustee may resign or be removed and a successor trustee may be appointed.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without application of principles of conflicts of law thereunder.

Definitions

The following definitions are applicable to this Description of Notes:

“Acquired Indebtedness” means Indebtedness of a Person (1) existing at the time such Person becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets by such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be.

“Attributable Debt” means, with respect to a Sale and Leaseback Transaction, an amount equal to the lesser of: (1) the fair market value of the property (as determined in good faith by our board of directors); and (2) the present value of the total net amount of rent payments to be made under the lease during its remaining term, discounted at the rate of interest set forth or implicit in the terms of the lease, compounded semi-annually. The calculation of the present value of the total net amount of rent payments is subject to adjustments specified in the Indenture.

“Capitalized Lease” means any obligation of a Person to pay rent or other amounts incurred with respect to real property or equipment acquired or leased by such Person and used in its business that is required to be recorded as a capital lease in accordance with generally accepted accounting principles.

“Consolidated Total Assets” means, with respect to any Person as of any date, the amount of total assets as shown on the consolidated balance sheet of such Person for the most recent fiscal quarter for which financial statements have been filed with the Securities and Exchange Commission, prepared in accordance with accounting principles generally accepted in the United States.

“Existing Receivables Credit Facility” means the receivables-backed financing transaction pursuant to (1) the Third Amended and Restated Receivables Sales Agreement, dated as of December 12, 2008 between Quest Diagnostics and each of its direct and indirect wholly owned Subsidiaries that is a seller thereunder, and Quest Diagnostics Receivables Inc., as the buyer, (2) the Fourth Amended and Restated Credit and Security Agreement, dated as of June 11, 2008, as amended, among Quest Diagnostics Receivables Inc., as borrower, Quest Diagnostics, as initial servicer, each of the lenders from time to time party thereto, and Bank of Tokyo Mitsubishi, as administrative agent, and (3) the various related ancillary documents.

“Indebtedness” of any Person means, without duplication (1) any obligation of such Person for money borrowed, (2) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, (3) any reimbursement obligation of such Person in respect of letters of credit or other similar instruments which support financial obligations which would otherwise become Indebtedness, and (4) any obligation of such Person under Capitalized Leases; provided, however, that “Indebtedness” of such Person shall not include any obligation of such Person to any Subsidiary of such Person or to any Person with respect to which such Person is a Subsidiary.

“Initial Subsidiary Guarantors” means each of American Medical Laboratories, Incorporated; AmeriPath Consolidated Labs, Inc.; AmeriPath Florida, LLC; AmeriPath Group Holdings, Inc.; AmeriPath Holdings, Inc.; AmeriPath Hospital Services Florida, LLC; AmeriPath Indiana, LLC; AmeriPath Intermediate Holdings, Inc.; AmeriPath Kentucky, Inc.; AmeriPath Marketing USA, Inc.; AmeriPath Michigan, Inc.; AmeriPath Mississippi, Inc.; AmeriPath New York, LLC; AmeriPath North Carolina, Inc.; AmeriPath Ohio, Inc.; AmeriPath Pennsylvania, LLC; AmeriPath Philadelphia, Inc.; AmeriPath SC, Inc.; AmeriPath Texas, LP; AmeriPath Wisconsin, LLC; AmeriPath Youngstown Labs, Inc.; AmeriPath, Inc.; AmeriPath, LLC; Anatomic Pathology Services, Inc.; API No. 2, LLC; APL Properties Limited Liability Company; Arizona Pathology Group, Inc.; Central Plains Holdings, Inc.; Dermatopathology Services, Inc.; Diagnostic Pathology Management Services, LLC; Diagnostic Reference Services Inc.; DPD Holdings, Inc.; Enterix Inc.; ExamOne World Wide of NJ, Inc.; ExamOne World Wide, Inc.; Focus Diagnostics, Inc. Focus Technologies Holding Company; HemoCue, Inc.; Kailash B. Sharma, M.D., Inc.; LabOne of Ohio, Inc.; LabOne, Inc.; MedPlus, Inc.; MetWest Inc.; Nichols Institute Diagnostics; Ocmulgee Medical Pathology Association, Inc.; O’Quinn Medical Pathology Association, LLC; Osborn Group Inc.; Pathology Building Partnership; PCA of Denver, Inc.; PCA of Nashville, Inc.; Peter G. Klacsmann, M.D., Inc.; Quest Diagnostics Clinical Laboratories, Inc.; Quest Diagnostics Finance Incorporated; Quest Diagnostics Holdings Incorporated; Quest Diagnostics Incorporated (MD); Quest Diagnostics Incorporated (MI); Quest Diagnostics Incorporated (NV); Quest Diagnostics Investments Incorporated; Quest Diagnostics LLC (CT); Quest Diagnostics LLC (IL); Quest Diagnostics LLC (MA); Quest Diagnostics Nichols Institute (f/k/a Quest Diagnostics Incorporated) (CA); Quest Diagnostics Nichols Institute, Inc.; Quest Diagnostics of Pennsylvania Inc.; Regional Pathology Consultants, LLC; Rocky Mountain Pathology, LLC; Sharon G. Daspit, M.D., Inc.; Shoals Pathology Associates, Inc.; Specialty Laboratories, Inc.; Strigen, Inc.; TID Acquisition Corp.; and Unilab Corporation.

“Lien” means any pledge, mortgage, lien, encumbrance or other security interest.

“Officer’s Certificate” means a certificate signed by any Officer of Quest Diagnostics or any Subsidiary Guarantor, as the case may be, in his or her capacity as such Officer and delivered to the trustee.

“Permitted Acquired Indebtedness” means any Acquired Indebtedness that remains outstanding following the expiration of a good faith offer by Quest Diagnostics or the Subsidiary of Quest Diagnostics obligated under such Acquired Indebtedness to acquire such Acquired Indebtedness, including, without limitation, an offer to exchange such Acquired Indebtedness for debt securities of Quest Diagnostics, on terms, which in the opinion of an independent investment banking firm of national reputation and standing, are consistent with market practices in existence at the time for offers of a similar nature; provided that the initial expiration date of any such offer shall be not later than the expiration of the 270-day period referred to in the first paragraph of the “—Limitation on Subsidiary Indebtedness and Preferred Stock” covenant; provided further that the amount of Acquired Indebtedness that shall constitute “Permitted Acquired Indebtedness” shall only be equal to the amount of Acquired Indebtedness that Quest Diagnostics or such Subsidiary has made an offer to acquire in accordance with the foregoing.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or other similar entity.

“Preferred Stock” means, with respect to any Person, any and all shares of preferred stock (however designated) issued by such Person, that is entitled to preference or priority over one or more series or classes of capital stock issued by such Person upon any distribution of such Person’s property and assets, whether by dividend or on liquidation, whether now outstanding, or issued after the date that the Notes are issued.

“Principal Property” means any real property and any related buildings, fixtures or other improvements located in the United States owned by Quest Diagnostics or its Subsidiaries (1) on or in which one of its 30 largest domestic clinical laboratories conducts operations, as determined by net revenues for the four most recent fiscal quarters for which financial statements have been filed with the Securities and Exchange Commission, or (2) the net book value of which at the time of the determination exceeds 1% of the Consolidated Total Assets of Quest Diagnostics. As of the date of this prospectus supplement, Quest Diagnostics and its Subsidiaries owned 13 of the 30 largest domestic clinical laboratories operated by Quest Diagnostics and its Subsidiaries. These 13 owned domestic clinical laboratories are “Principal Properties” under the above definition.

“Receivables Credit Facility” means any receivables-backed financing transaction including the Existing Receivables Credit Facility, in each case as such transaction may be amended or otherwise modified from time to time or refinanced or replaced with respect to all or any portion of the indebtedness under such transaction.

“Restricted Subsidiary” means any Subsidiary of Quest Diagnostics that owns a Principal Property.

“Sale and Leaseback Transaction” means any arrangement with any person providing for the leasing by Quest Diagnostics or any Restricted Subsidiary of any Principal Property that has been or is to be sold or transferred by Quest Diagnostics or any Restricted Subsidiary to such person, as the case may be.

“Subsidiary” of any Person means (1) a corporation, a majority of the outstanding voting stock of which is, at the time, directly or indirectly, owned by such Person by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries thereof or (2) any other Person (other than a corporation), including, without limitation, a partnership or joint venture, in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other Person performing similar functions).

“Subsidiary Guarantors” means, at any time, (1) each Initial Subsidiary Guarantor and (2) each existing and future domestic Subsidiary of Quest Diagnostics which is required to guarantee the obligations of Quest Diagnostics under the Notes, provided that, in each case, such Initial Subsidiary Guarantor or such other domestic Subsidiary continues to guarantee the Notes at such time.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material United States federal income tax consequences, relevant to the purchase, ownership and disposition of the Notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a beneficial owner of the Notes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a beneficial owner of the Notes in light of its particular circumstances or to beneficial owners of the Notes subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or foreign currencies, traders in securities, “United States Holders” (as defined below) whose functional currency is not the U.S. dollar, partnerships and other pass through entities and their beneficial owners, tax-exempt organizations and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. In addition, this discussion is limited to beneficial owners of the Notes that purchase the Notes for cash in this offering at a price equal to their “issue price” within the meaning of Section 1273 of the Code. Moreover, the effect of any applicable state, local or foreign tax laws and any as part of United States federal tax law other than law pertaining to income taxation, is not discussed in this summary. The discussion deals only with Notes held as “capital assets” within the meaning of Section 1221 of the Code.

As used in this prospectus supplement, “United States Holder” means a beneficial owner of the Notes that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•

a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person.

A “non-United States Holder” is a beneficial owner of Notes that is neither a United States Holder nor a partnership or other entity treated as a partnership for United States federal income tax purposes.

If a beneficial owner of the Notes is a partnership or other entity treated as a partnership for United States federal income tax purposes, the tax treatment of the partnership and each partner in such partnership generally will depend on the activities of the partnership and the status of the partner. Partnerships that hold Notes, and partners in such partnerships, should consult their own tax advisors.

Prospective investors should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

United States Holders

Interest

Payments of stated interest on the Notes will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder’s regular method of accounting for United States federal income tax purposes.

Sale or Other Taxable Disposition of the Notes

A United States Holder will recognize gain or loss on the sale, exchange (including, in certain circumstances, a deemed exchange as a result of an assumption by any Person of our obligations under the Notes and the Indenture as described under “Description of Notes—Merger, Consolidation or Sale of Assets”), redemption, retirement or other taxable disposition of a Note in an amount equal to the difference between the amount realized upon the disposition (less any portion allocable to any accrued and unpaid interest, which will be taxable as ordinary interest income to the extent not previously included in gross income) and the United States Holder’s tax basis in the Note. Such gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the United States Holder has held the Note for more than one year at the time of the disposition. A United States Holder’s tax basis in a Note generally will be the price such holder paid for the Note. Long-term capital gains of individuals generally are eligible for reduced rates of United States federal income tax. (Such rates are scheduled to increase on January 1, 2011). The deductibility of capital losses is subject to limitations under the Code.

Backup Withholding

A United States Holder may be subject to backup withholding tax, currently at a 28% rate, when such holder receives interest and principal payments on the Notes, or upon the proceeds received from the sale or other disposition of such Notes. Certain United States Holders (including, among others, corporations and certain tax-exempt organizations) generally are exempt from backup withholding. A non-exempt United States Holder will be subject to this backup withholding tax if such holder:

•	fails to furnish its taxpayer identification number (“TIN”), which, for an individual, ordinarily is his or her social security number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that the United States Holder has failed to properly report payments of interest or dividends; or

•

fails to certify, under penalties of perjury, that the United States Holder is a United States person, has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding.

United States Holders should consult their personal tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and United States Holders may use amounts withheld as a refund or credit against their United States federal income tax liability so long as the requisite information is timely furnished to the IRS.

Non-United States Holders

Interest Payments and Gains from Dispositions

Interest paid to a non-United States Holder generally will not be subject to United States federal income tax, and United States federal withholding tax of 30% (or, if applicable, a lower treaty rate) will not apply, provided:

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of our voting stock;

•

such holder is not a controlled foreign corporation that is related to us through sufficient stock ownership and is not a bank that receives the interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	such interest is not effectively connected with a trade or business conducted by the non-United States Holder within the United States; and

•

either (1) the non-United States Holder certifies to us or our paying agent, under penalties of perjury, that it is not a “United States person” within the meaning of the Code and provides its name and address, or (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the Notes on behalf of the non-United States Holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the non-United States Holder, has received from the non-United States Holder a statement, under penalties of perjury, that such non-United States Holder is not a “United States person” and provides us or our paying agent with a copy of this statement.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% United States federal withholding tax, unless you provide us or our paying agent with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on your Note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. The certification requirement described above may require a non-United States Holder that provides an IRS form to also provide its TIN. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States Holders.

A non-United States Holder generally will not be subject to United States federal income or withholding tax on gain and any accrued interest recognized on the sale, exchange, redemption, retirement or other disposition of a Note unless (1) such gain is effectively connected with a trade or business conducted by the non- United States Holder within the United States (and, if required by an applicable income tax treaty, is attributable to a United States “permanent establishment” maintained by the non-United States Holder), (2) such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met (in which case, except as otherwise provided by an applicable income tax treaty, such gain, which may be offset by United States source capital losses, generally will be subject to a flat 30% United States federal income tax, even though the holder is not considered a resident alien under the Code) or (3) in the case of accrued interest, such accrued interest does not qualify for the exemption from United States federal income tax and United States federal withholding tax discussed above.

If interest on the Notes or gain from a disposition of the Notes is effectively connected with a non-United States Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, is attributable to a United States “permanent establishment” maintained by the non-United States Holder), the non-United States Holder generally will be subject to United States federal income tax on the interest or gain on a net basis in the same manner as United States Holders. For effectively-connected interest, the 30% withholding tax described above will not apply (assuming an appropriate certification is timely provided). A foreign corporation that is a holder of a Note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

Backup withholding and information reporting generally will not apply to payments made by us or our paying agents, in their capacities as such, to a non-United States Holder of a Note if the holder has provided the required certification that it is not a United States person as described above, provided that neither we nor our paying agent has actual knowledge that the holder is a United States person. However, we or our paying agent may be required to report to the IRS and to non-United States Holders payments of interest on the Notes and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which such non-United States Holders reside under the provisions of a treaty or agreement.

If a non-United States Holder sells a Note outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-United States Holder outside the United States, then backup withholding and information reporting generally will not apply to that payment. However, information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-United States Holder sells a Note through a non-U.S. office of a broker that is:

•	a United States person;

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•

a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business;

unless such broker has documentary evidence in its possession of the non-United States Holder’s foreign status and has no knowledge to the contrary, or the non-United States Holder otherwise establishes an exemption.

Payment of the proceeds from a disposition by a non-United States Holder of a Note made to or through the United States office of a broker will be subject to information reporting and backup withholding unless the non-United States Holder certifies that it is not a “United States person” or otherwise establishes an exemption from information reporting and backup withholding.

Non-United States Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations. Any amounts withheld under the backup withholding rules from a payment to a non-United States Holder will be allowed as a refund or a credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below for whom Banc of America Securities LLC, Morgan Stanley & Co. Incorporated, RBS Securities Inc. and Wells Fargo Securities, LLC are acting as joint book- running managers and representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amount of notes indicated in the table below:

Underwriter	Principal Amount of
	Notes due 2020	Notes due 2040
Banc of America Securities LLC	$112,500,000	$56,250,000
Morgan Stanley & Co. Incorporated	112,500,000	56,250,000
RBS Securities Inc.	112,500,000	56,250,000
Wells Fargo Securities, LLC	112,500,000	56,250,000
Barclays Capital Inc.	10,000,000	5,000,000
Calyon Securities (USA), Inc.	10,000,000	5,000,000
J.P. Morgan Securities Inc.	10,000,000	5,000,000
Mitsubishi UFJ Securities (USA), Inc.	10,000,000	5,000,000
U.S. Bancorp Investments, Inc.	10,000,000	5,000,000

Total	$500,000,000	$250,000,000

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all the notes offered by this prospectus supplement if any such notes are taken.

The underwriters initially propose to offer part of the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and may offer the notes to certain dealers at a price that represents a concession not in excess of 0.400% of the principal amount of the Notes due 2020 and 0.500% of the principal amount of the Notes due 2040. Any such dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount not to exceed 0.250% of the principal amount of the Notes due 2020 and 0.250% of the principal amount of the Notes due 2040. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the representatives.

The following table shows the per note and total public offering price, underwriting discount, and proceeds before expenses to us.

	Notes due 2020		Notes due 2040
	Per Note	Total	Per Note	Total
Public offering price (1)	98.491%	$492,455,000	97.228%	$243,070,000
Underwriting discount	0.650%	$3,250,000	0.875%	$2,187,500
Proceeds, before expenses, to us	97.841%	$489,205,000	96.353%	$240,882,500

(1)	Plus accrued interest from November 17, 2009, if settlement occurs after that date.

The estimated offering expenses payable by us, exclusive of the underwriting discount, are approximately $1.5 million.

In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the notes. Specifically, the underwriters may over-allot in connection with the offering, creating short positions in the notes for their own account. In addition, to cover over- allotments or to stabilize the prices of the notes, the underwriters may bid for, and purchase notes on the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Prior to the offering, there have been no active markets for the notes. The underwriters have advised us that certain of the underwriters presently intend to make markets in the notes as permitted by applicable laws and regulations. Such underwriters are not obligated, however, to make the markets in the notes and any such market making may be discontinued at any time at the discretion of such underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

The prospectus as supplemented by this prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of notes of each series to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Conflict of Interest

The underwriters and their affiliates have from time to time provided, and expect to provide in the future, investment banking, commercial banking and other financial transactions with us and our affiliates, for which they have received and may continue to receive customary fees and commissions. In particular, certain of the underwriters and/or their affiliates may be lenders under our term loan due May 2012 and/or holders of any notes tendered in our concurrent tender offer, and may therefore receive more then 5% of the net proceeds of this offering by reason of the repayment of such debt and/or the purchase of the notes tendered in our concurrent tender offer. See “Use of Proceeds.” Therefore, one or more of the underwriters may be deemed to have a “conflict of interest” with us within the meaning of Rule 2720. Accordingly, this offering will be conducted in accordance with Rule 2720.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospective Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the notes in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters in connection with the notes offered hereby will be passed upon for us by William J. O’Shaughnessy, Jr., Assistant General Counsel of Quest Diagnostics, and by Shearman & Sterling LLP, New York, New York. Certain legal matters in connection with the notes offered hereby will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Quest Diagnostics (which is included in the Report of Management on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10- K for the year ended December 31, 2008, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov. In addition, you can inspect and copy our reports, proxy statements and other information at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Our subsidiary guarantors do not file separate financial statements with the SEC and do not independently publish their financial statements. Instead, our subsidiary guarantors’ financial condition, results of operations and cash flows are consolidated into our financial statements. Summarized financial information illustrating our subsidiary guarantors’ financial condition, results of operations and cash flows, on a combined basis, is disclosed in the notes to our consolidated financial statements which are incorporated by reference into this prospectus supplement, as noted below.

The SEC allows us to incorporate by reference into this document the information we filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information incorporated later.

We incorporate by reference the documents listed below (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Securities Exchange Act of 1934, or the Exchange Act):

1.	Our Current Reports on Form 8-K, filed January 26, 2009 (only as to item 8.01 which is filed with the SEC), February 13, 2009 and April 15, 2009;

2.	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009, for the quarter ended June 30, 2009 and for the quarter ended September 30, 2009; and

3.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

The above list of documents that we are incorporating by reference into this document amends and supersedes the list of documents included in the “Where You Can Find More Information” section of the accompanying prospectus in its entirety.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, are available free of charge on our website as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our internet website is located at http://www.questdiagnostics.com. The contents of the website are not incorporated by reference into this prospectus supplement or the accompanying prospectus. You also may request a copy of these filings, at no cost, by writing or telephoning our Investor Relations Department at the following address:

Quest Diagnostics Incorporated
Three Giralda Farms
Madison, New Jersey 07940
Attention: Investor Relations
(973) 520-2700

We also incorporate by reference all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby.

You should rely only on the information contained or incorporated by reference in this prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus and information incorporated by reference into this prospectus supplement is accurate only as of the date of the documents containing the information. Our business, financial condition, cash flows, results of operation and prospects may have changed since those dates.

PROSPECTUS

QUEST DIAGNOSTICS INCORPORATED

Debt Securities
Guarantees of Debt Securities

We may offer and sell, from time to time, in one or more offerings, the debt securities we describe in this prospectus, for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date.

Our debt securities may be fully and unconditionally guaranteed on an unsecured basis by our subsidiaries.

We will provide the specific terms of these debt securities in supplements or term sheets to this prospectus. We urge you to read carefully this prospectus, the accompanying prospectus supplements and term sheets, which will describe the specific terms of the securities offered, before you make your investment decision.

Investing in our debt securities involves risks that are described in the “Risk Factors” section of our periodic reports filed with the Securities and Exchange Commission or in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 19, 2007

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ABOUT THIS PROSPECTUS

The information contained in this prospectus is not complete and may be changed. You should rely only on the information provided in or incorporated by reference in this prospectus, any prospectus supplement, any pricing supplement or documents to which we otherwise refer you. We have not authorized anyone else to provide you with different information. We are not making an offer of any securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the document in which such information is contained or such other date referred to in such document, regardless of the time of any sale or issuance of a security.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. This prospectus provides you with a general description of the securities we may offer. Each time we sell or issue securities, we will provide a prospectus supplement and, if applicable, a pricing supplement, that will contain specific information about the terms of that specific offering of securities and the specific manner in which they may be offered. The prospectus supplement and any applicable pricing supplement may also add to, update or change any of the information contained in this prospectus. The prospectus supplement and any applicable pricing supplement may also contain information about any material U.S. federal income tax considerations relating to the securities described in the prospectus supplement. You should read both this prospectus, the applicable prospectus supplement and any applicable pricing supplement, together with the additional information described under “Where You Can Find More Information.” You should read the entire prospectus and the applicable prospectus supplement, including the information incorporated by reference, before making an investment decision. As used in this prospectus, the terms “Quest Diagnostics,” “we,” “us” and “our” refer to Quest Diagnostics Incorporated and its consolidated subsidiaries, unless the context clearly indicates otherwise.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual document for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC web site (www.sec.gov) or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

QUEST DIAGNOSTICS INCORPORATED

The Company

We are the nation’s leading provider of diagnostic testing, information and services, providing insights that enable physicians and other healthcare professionals to make decisions to improve health. We offer patients and physicians the broadest access to diagnostic laboratory services through our nationwide network of laboratories and our own patient service centers. We provide interpretive consultation through the largest medical and scientific staff in the industry, with approximately 900 M.D.’s and Ph.D.’s around the country. We are the leading provider of esoteric testing, including gene-based testing, the leading provider of anatomic pathology services, including dermatopathology, and the leading provider of testing for drugs of abuse. We are also a leading provider of testing for clinical trials and risk assessment services for the life insurance industry. We empower healthcare organizations and clinicians with state-of-the-art information technology solutions that can improve patient care and medical practice.

During 2006, we generated net revenues of $6.3 billion and processed approximately 151 million requisitions for testing. Each requisition form accompanies a patient specimen, indicating the tests to be performed and the party to be billed for the tests. Our customers include patients, physicians, hospitals, employers, governmental institutions and other commercial clinical laboratories. On May 31, 2007, we acquired AmeriPath Group Holdings, Inc., the ultimate parent of AmeriPath, Inc., which generated net revenues of $752 million during 2006.

We operate a nationwide network of greater than 2,100 of our own patient service centers, principal clinical laboratories located in more than 30 major metropolitan areas throughout the United States and approximately 150 smaller “rapid response” laboratories (including, in each case, facilities operated at our joint ventures). We provide full esoteric testing services, including gene-based testing, on both coasts through our Quest Diagnostics Nichols Institute laboratory facilities, located in San Juan Capistrano, California and Chantilly, Virginia, and through our Specialty Laboratories facility located in Valencia, California, as well as infectious and immunologic disease testing through our Focus Diagnostics laboratory facility, located in Cypress, California. Our AmeriPath subsidiary operates 40 outpatient anatomic pathology laboratories and provides inpatient anatomic pathology and medical director services for approximately 200 hospitals throughout the country. We also have laboratory facilities in Mexico City, Mexico, San Juan, Puerto Rico and Heston, England.

We are a Delaware corporation. We are the successor to MetPath Inc., a New York corporation that was organized in 1967. From 1982 to 1996, we were a subsidiary of Corning Incorporated, or Corning. On December 31, 1996, Corning distributed all of the outstanding shares of our common stock to the stockholders of Corning. In August 1999, we completed the acquisition of SmithKline Beecham Clinical Laboratories, Inc., or SBCL, which operated the clinical laboratory business of SmithKline Beecham plc, or SmithKline Beecham.

Our principal executive offices are located at 1290 Wall Street West, Lyndhurst, New Jersey 07071, telephone number: (201) 393-5000.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov. In addition, you can inspect and copy our reports, proxy statements and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Our subsidiary guarantors do not file separate financial statements with the SEC and do not independently publish their financial statements. Instead, our subsidiary guarantors’ financial condition, results of operations and cash flows are consolidated into our financial statements. Summarized financial information illustrating our subsidiary guarantors’ financial condition, results of operations and cash flows, on a combined basis, is disclosed in the notes to our consolidated financial statements which are incorporated by reference into this prospectus, as noted below. The summarized financial information does not include the subsidiaries recently acquired in our acquisition of AmeriPath Group Holdings, Inc.

The SEC allows us to incorporate by reference into this document the information we filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information incorporated later.

We incorporate by reference the documents listed below:

1.	Our current reports on Form 8-K, filed February 5, 2007, February 16, 2007, April 2, 2007, April 16, 2007, April 19, 2007, May 22, 2007, May 31, 2007, June 6, 2007 and June 14, 2007;

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

3.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

4.	“Item 8. Financial Statements and Supplementary Data; Index to Consolidated Financial Statements” in the Annual Report on Form 10-K of AmeriPath, Inc., for the fiscal year ended December 31, 2006; and

5.	“Item 1. Financial Statements” in the Quarterly Report on Form 10-Q of AmeriPath, Inc., for the quarter ended March 31, 2007.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, are available free of charge on our website as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our internet website is located at http://www.questdiagnostics.com. The contents of the website are not incorporated by reference into this prospectus. You also may request a copy of these filings, at no cost, by writing or telephoning our Investor Relations Department at the following address:

Quest Diagnostics Incorporated
1290 Wall Street West
Lyndhurst, New Jersey 07071
Attention: Investor Relations
(201) 393-5000

We also incorporate by reference all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 prior to the termination of the offering made hereby.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR”
PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Some statements and disclosures in this prospectus, or any accompanying prospectus supplement and the documents incorporated herein or therein by reference are forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan” or “continue.” These forward-looking statements are based on our current plans and expectations and are subject to a number of risks and uncertainties that could significantly cause our plans and expectations, including actual results, to differ materially from the forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the Litigation Reform Act, provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about their companies without fear of litigation.

We would like to take advantage of the “safe harbor” provisions of the Litigation Reform Act in connection with the forward-looking statements included or incorporated by reference in this document. Investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented or incorporated by reference in this document. The following important factors could cause our actual financial results to differ materially from those projected, forecasted or estimated by us in forward-looking statements:

(a)	Heightened competition, including increased pricing pressure, competition from hospitals, and competition from physicians.

(b)	Impact of changes in payer mix, including any shift from fee-for-service to capitated fee arrangements.

(c)

Adverse actions by government or other third-party payers, including unilateral reduction of fee schedules payable to us, competitive bidding, an increase in the practice of negotiating for exclusive arrangements that involve aggressively priced capitated or fee for service payments by healthcare insurers or other payers and threats by third-party payers against physicians and patients that effectively eliminate their choice to use an out-of-network provider under preferred provider organization and similar plans.

(d)

The impact upon our testing volume and collected revenue or general or administrative expenses resulting from our compliance with Medicare and Medicaid administrative policies and requirements of third-party payers. These include:

(1)	the requirements of Medicare carriers to provide diagnosis codes for many commonly ordered tests and the possibility that third-party payers will increasingly adopt similar requirements;

(2)

the policy of the Centers for Medicare and Medicaid Services to limit Medicare reimbursement for tests contained in automated chemistry panels to the amount that would have been paid if only the covered tests, determined on the basis of demonstrable “medical necessity,” had been ordered;

(3)	continued inconsistent practices among the different local carriers administering Medicare;

(4)	inability to obtain from patients an advance beneficiary notice form for tests that cannot be billed without prior receipt of the form;

(5)

the potential need to monitor charges and lower certain fees to Medicare to comply with the Office of the Inspector General’s proposed rule pertaining to exclusion of providers for submitting claims to Medicare containing charges that are substantially in excess of the provider’s usual charges; and

(6)	increased challenges in operating as a non-contracted provider with respect to healthcare insurers.

(e)

Adverse results from pending or future government investigations, lawsuits or private actions. These include, in particular, significant monetary damages, loss or suspension of licenses, and/or suspension or exclusion from the Medicare and Medicaid programs and/or criminal penalties.

(f)	Failure to efficiently integrate acquired businesses and to manage the costs related to any such integration, or to retain key technical, medical and management personnel.

(g)	Inability to obtain professional liability or other insurance coverage or a material increase in premiums for such coverage or reserves for self-insurance.

(h)

Denial of certification under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, or denial of other licenses for any of our clinical laboratories under the CLIA standards, revocation or suspension of the right to bill the Medicare and Medicaid programs or other adverse regulatory actions by federal, state and local agencies.

(i)

Changes in federal, state or local laws or regulations, including changes that result in new or increased federal or state regulation of commercial clinical laboratories, including regulation by the Food and Drug Administration.

(j)	Inability to achieve expected benefits from our acquisitions of other businesses.

(k)	Inability to achieve additional benefits from our Six Sigma and standardization initiatives.

(l)	Adverse publicity and news coverage about the clinical laboratory industry or us.

(m)

Computer or other IT system failures that affect our ability to perform tests, report test results or properly bill customers, including potential failures resulting from the standardization of our IT systems and other system conversions, telecommunications failures, malicious human acts (such as electronic break-ins or computer viruses) or natural disasters.

(n)

Development of technologies that substantially alter the practice of laboratory medicine, including technology changes that lead to the development of more cost-effective tests such as (1) point-of-care tests that can be performed by physicians in their offices, (2) esoteric tests that can be performed by hospitals in their own laboratories or (3) home testing that can be carried out without requiring the services of clinical laboratories.

(o)	Issuance of patents or other property rights to our competitors or others that could prevent, limit or interfere with our ability to develop, perform or sell our tests or operate our business.

(p)

Development of tests by our competitors or others which we may not be able to license, or usage of our technology or similar technologies or our trade secrets by competitors, any of which could negatively affect our competitive position.

(q)	Regulatory delay or inability to commercialize newly licensed tests or technologies or to obtain appropriate reimbursements for such tests.

(r)	Inability to obtain or maintain adequate patent and other proprietary rights protections of our products and services or to successfully enforce our proprietary rights.

(s)

Impact of any national healthcare information network and the adoption of standards for health information technology interoperability that are incompatible with existing software and hardware infrastructure requiring widespread replacement of systems and/or software.

(t)

The impact of the privacy regulations, security regulations and standards for electronic transactions regulations issued under the Health Insurance Portability and Accountability Act of 1996 and any applicable state laws or regulations.

(u)	Inability to promptly or properly bill for our services or to obtain appropriate payments for services that we do bill.

(v)	Changes in interest rates and changes in our credit ratings from Standard & Poor’s Rating Services and Moody’s Investor Services causing an unfavorable impact on our cost of and access to capital.

(w)	Inability to hire and retain qualified personnel or the loss of the services of one or more of our key senior management personnel.

(x)

Terrorist and other criminal activities, hurricanes, earthquakes or other natural disasters, which could affect our customers, transportation or systems, or our facilities, and for which insurance may not adequately reimburse us.

USE OF PROCEEDS

Except as may be described otherwise in a prospectus supplement or pricing supplement, we will add the net proceeds from the sale of the securities under this prospectus to our general funds and will use them for general corporate purposes, which may include, among other things, funding acquisitions or reducing or refinancing indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

Set forth below is information concerning the historical ratio of earnings to fixed charges for Quest Diagnostics. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make required interest payments on our debt.

For this purpose, earnings consist of pretax income from continuing operations plus fixed charges. Fixed charges consist of interest expense and one-third of rental expense, representing that portion of rental expense we deemed representative of an appropriate interest factor.

	Three Months Ended March 31,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Ratio of earnings to fixed charges	5.4x	8.2x	9.9x	9.2x	8.4x	7.2x

SECURITIES WE MAY ISSUE

Overview

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may sell our senior debt securities, or guarantees of our debt securities, in one or more offerings.

The terms of the securities will be determined at the time of offering.

We will refer to the debt securities and the guarantees of the debt securities or any combination of those securities, proposed to be sold under this prospectus and the applicable prospectus supplement or pricing supplement as the “securities.”

Because we are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended, we may add to and offer additional securities including secondary securities and guarantees of securities by filing a prospectus supplement or term sheet with the SEC at the time of the offer.

Prospectus Supplement or Pricing Supplement

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement or pricing supplement that will contain specific information about the terms of that offering. The prospectus supplement or pricing supplement may also add to or change information contained in this prospectus. If so, the prospectus supplement or pricing supplement should be read as superseding this prospectus. You should read both this prospectus and any prospectus supplement or pricing supplement together with additional information described under the heading “Where You Can Find More Information.”

The prospectus supplement or pricing supplement to be provided with this prospectus will describe the terms of any securities that we offer and any initial offering price to the public in that offering, the purchase price and net proceeds that we will receive and the other specific terms related to our offering of the securities. For more details on the terms of the securities, you should read the exhibits filed with or incorporated by reference in our registration statement, of which this prospectus is a part.

DESCRIPTION OF SENIOR DEBT SECURITIES
AND GUARANTEES OF SENIOR DEBT SECURITIES

We may issue senior debt securities from time to time in one or more distinct series. We may also issue guarantees of our senior debt securities from time to time.

As required by U.S. federal law for all bonds and notes of companies that are publicly offered, the senior debt securities will be governed by a document called an “indenture.” An indenture is a contract between us and a financial institution, in this case, The Bank of New York, acting as trustee on your behalf, or other trustee we may select. The indenture will be subject to and governed by the Trust Indenture Act of 1939.

We have filed the indenture as an exhibit to our Securities Act filings and Exchange Act reports that we have filed with the SEC. See “Where You Can Find More Information” for information on how to obtain a copy of the indenture.

The senior debt securities will be issued under an indenture dated as of June 27, 2001 as supplemented by a first supplemental indenture, dated as of June 27, 2001, each among Quest Diagnostics, as issuer, the Initial Subsidiary Guarantors, as guarantors, and The Bank of New York, as trustee, as further supplemented by a second supplemental indenture, dated as of November 26, 2001, among Quest Diagnostics, the Subsidiary Guarantors and The Bank of New York, as further supplemented by a third supplemental indenture, dated as of April 4, 2002, among Quest Diagnostics, the additional Subsidiary Guarantors and The Bank of New York, as further supplemented by a fourth supplemental indenture, dated as of March 19, 2003, among Quest Diagnostics, the additional Subsidiary Guarantors and The Bank of New York, as further supplemented by a fifth supplemental indenture, dated as of April 16, 2004, among Quest Diagnostics, the additional Subsidiary Guarantors and The Bank of New York, as further supplemented by a sixth supplemental indenture, dated as of October 31, 2005, among Quest Diagnostics, the additional Subsidiary Guarantors and The Bank of New York, as further supplemented by a seventh supplemental indenture, dated as of November 21, 2005, among Quest Diagnostics, the additional Subsidiary Guarantors and The Bank of New York and as further supplemented by an eighth supplemental indenture, dated as of July 31, 2006, among Quest Diagnostics, the additional Subsidiary Guarantors and The Bank of New York and as further supplemented by the ninth supplemental indenture dated September 30, 2006, among Quest Diagnostics, the additional Subsidiary Guarantors and The Bank of New York (collectively, the “Indenture”). The Indenture for the senior debt securities may also be modified by future supplemental indentures. The terms of the senior debt securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. A copy of the Indenture is available for inspection at the office of the trustee.

PLAN OF DISTRIBUTION

We may sell the securities to or through agents or underwriters or directly to one or more purchasers.

By Agents

We may use agents to sell the securities. The agents will agree to use their reasonable best efforts to solicit purchases of the period of their appointment.

By Underwriters

We may sell the securities to underwriters. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Each underwriter will be obligated to purchase all the securities allocated to it under the underwriting agreement. The underwriters may change any initial public offering price and any discounts or concessions they give to dealers.

Direct Sales

We may sell securities directly to investors. In this case, no underwriters or agents would be involved.

As one of the means of direct issuance of securities, we may utilize the services of any available electronic auction system to conduct an electronic “dutch auction” of the offered securities among potential purchasers who are eligible to participate in the auction of those offered securities, if so described in the prospectus supplement or pricing supplement.

General Information

Any underwriters or agents will be identified and their compensation described in a prospectus supplement or pricing supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act or to contribute to payments they may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their business.

VALIDITY OF THE SECURITIES

The validity of any securities issued hereunder will be passed upon for our company by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Quest Diagnostics (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to Quest Diagnostics’ Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of AmeriPath, Inc. incorporated by reference in this prospectus and registration statement for the year ended December 31, 2006 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

$750,000,000

Quest Diagnostics Incorporated
$500,000,000 4.750% Senior Notes due 2020
$250,000,000 5.750% Senior Notes due 2040

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch

Morgan Stanley

RBS

Wells Fargo Securities

Barclays Capital

CALYON

J.P. Morgan

Mitsubishi UFJ Securities

U.S. Bancorp Investments, Inc.

November 12, 2009